UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2022 and 2021	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2022 and 2021	3

Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2022	17-32

Signatures	33

Exhibits	34

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ArmaninoLLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri
June 22, 2023

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(in thousands)

		2022			2021
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,175,934	$153,782	$2,329,716	$2,780,680	$232,610	$3,013,290

Investments at contract value	704,879	—	704,879	757,185	—	757,185

Total investments	2,880,813	153,782	3,034,595	3,537,865	232,610	3,770,475

Receivables:

Plan sponsor contributions	42,693	14,596	57,289	39,120	11,645	50,765

Notes receivable from participants	45,943	—	45,943	47,534	—	47,534

Other receivables	3,691	1,487	5,178	3,441	1,951	5,392

Total assets	2,973,140	169,865	3,143,005	3,627,960	246,206	3,874,166

Liabilities

Other liabilities	1,327	1,532	2,859	1,291	1,492	2,783

Total liabilities	1,327	1,532	2,859	1,291	1,492	2,783

Net assets available for benefits	$2,971,813	$168,333	$3,140,146	$3,626,669	$244,714	$3,871,383

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2022 and 2021
(in thousands)

		2022			2021
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$10,888	$—	$10,888	$10,791	$—	$10,791
Dividends	9,797	5,855	15,652	15,579	5,581	21,160
Net appreciation (depreciation) in fair value of investments	(493,331)	(75,734)	(569,065)	392,502	40,888	433,390
Net investment gain (loss)	(472,646)	(69,879)	(542,525)	418,872	46,469	465,341
Interest income from notes receivable	2,255	—	2,255	2,722	—	2,722
Participant contributions	128,250	—	128,250	126,239	—	126,239
Plan sponsor contributions	66,396	14,596	80,992	60,091	11,646	71,737
Total additions (deductions)	(275,745)	(55,283)	(331,028)	607,924	58,115	666,039

Deductions from net assets:

Distributions to and withdrawals by participants	333,205	14,249	347,454	360,457	12,954	373,411
Administrative expenses	986	—	986	851	—	851
Total deductions	334,191	14,249	348,440	361,308	12,954	374,262
Net (decrease) increase in net assets	(609,936)	(69,532)	(679,468)	246,616	45,161	291,777
Transfers from non-participant directed	5,183	(5,183)	—	14,067	(14,067)	—
Plan transfers (see Note 15)	(50,103)	(1,666)	(51,769)	—	—	—
Net assets available for benefits at beginning of year	3,626,669	244,714	3,871,383	3,365,986	213,620	3,579,606
Net assets available for benefits at end of year	$2,971,813	$168,333	$3,140,146	$3,626,669	$244,714	$3,871,383

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2022 and 2021 was $200,973 and $214,479, respectively. There were no forfeitures used in 2022 and approximately $100,000 used to offset employer contributions in 2021.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants with a Collective Bargaining Agreement will be eligible to receive a matching contribution from the Company equal to 100% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

On January 1, 2022, the Plan was amended to remove Flexsys America LP as an adopting employer of the Plan consequently returning the plan to a single employer plan. Previously, on November 1, 2021, the Plan was amended to become a multiple employer plan with Flexsys America LP adopting the Plan.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $20,500 for 2022 and $19,500 for 2021 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,500 for both 2022 and 2021 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements. Employees' rollover contributions were $13.4 million and $18.8 million in 2022 and 2021, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2022, $45.9 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 7.25% and various maturity dates through December 2027. At December 31, 2021, $47.5 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.5% and various maturity dates through January 2027.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 72 or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Distributions to participants shall commence in the year following the year a participant attains age 72, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant's principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.
2.SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Global Treasury Operations and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2022 and 2021 are shares of the Plan Sponsor's common stock amounting to approximately $249 million and $345 million, respectively. This investment represents 8.2% and 9.2% of total investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $42.7 million and $39.1 million and for the non-participant-directed ESOP Fund of $14.6 million and $11.7 million at December 31, 2022 and 2021, respectively.

5.NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2022 and 2021 were approximately $45.9 million and $47.5 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.3 million and $2.7 million in 2022 and 2021, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.INVESTMENTS

At December 31, 2022 and 2021, the Plan's assets were invested in common stock, mutual funds, collective investment trusts, and managed income fund, including synthetic investment contracts (see Note 7) and bonds. Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2022 and 2021, respectively.

(in thousands)	2022	2021

Cash and Cash Equivalents	$6,886	$4,635
Common stock - Eastman Chemical Company	248,770	345,135
Common stock - other	102,433	137,855
Mutual funds	522,519	730,214
Collective investment trusts	1,345,379	1,655,561
Managed income fund	704,879	757,185
Self-directed brokerage account - mutual funds	103,729	139,890
Total	$3,034,595	$3,770,475

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2022 and 2021:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2022, the Trustee purchased 502,700 shares of Eastman common stock for the fund at an average price of $91.63 per share and sold 264,799 shares of Eastman common stock for the fund at an average price of $104.31 per share. During 2021, the Trustee purchased 289,600 shares of Eastman common stock for the fund at an average price of $109.74 per share and sold 376,924 shares of Eastman common stock for the fund at an average price of $112.81 per share. Dividends paid from the Eastman Stock Fund totaled $3.2 million in 2022 and $2.7 million in 2021.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2022, the Trustee purchased 131,461 shares of Eastman common stock for the fund at an average price of $112.85 per share and sold 169,199 shares of Eastman common stock for the fund at an average price of $104.61 per share. During 2021, the Trustee purchased 137,500 shares of Eastman common stock for the fund at an average price of $107.61 per share and sold 225,725 shares of Eastman common stock for the fund at an average price of $112.24 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.SYNTHETIC INVESTMENT CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts, totaling $705 million and $757 million at December 31, 2022 and 2021, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Self-directed brokerage account - mutual funds: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2022 and 2021:

(in thousands)	December 31, 2022	December 31, 2021
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and Cash Equivalents	$6,886	$4,635
Common stock - Eastman Chemical Company	248,770	345,135
Common stock - other	102,433	137,855
Mutual funds	522,519	730,214
Collective investment trusts	1,345,379	1,655,561
Self-directed brokerage account - mutual funds	103,729	139,890
Total	$2,329,716	$3,013,290

There are no redemption restrictions on the mutual fund investments or collective investment trusts. They are fully liquid and can be redeemed on a daily basis. There are no Level 2 or Level 3 investments at December 31, 2022 and 2021.

9.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $5.2 million and $5.4 million at December 31, 2022 and 2021, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.9 million and $2.8 million at December 31, 2022 and 2021, respectively, represent liabilities from the purchase of investments.

10.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2022 and 2021, $5.2 million and $14.1 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

11.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by a letter dated May 11, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related trust is tax-exempt. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2022 and 2021, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

14.RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.PLAN TRANSFERS

On January 1, 2022, the Plan was amended to remove Flexsys America LP as an adopting employer of the Plan consequently returning the plan to a single employer plan. The assets attributable to the Flexsys America LP employees were transferred out of the Plan on January 11, 2022 and February 10, 2022 in the amounts of $50,019,898 and $804,230, respectively. Loans in the amount of $945,443 were transferred out of the Plan on January 11, 2022.

16.SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2022 and June 22, 2023 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	$2,044
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	$1,357	1,357
	SSBK Govt Stif Fund	Interest Bearing Cash Equivalents	**	3,485
	Subtotal – Cash and Cash Equivalents			6,886
*	Eastman Chemical Company	Common Stock, Participant directed, 1,183 Shares	**	96,345
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 1,872 Shares	110,355	152,425
	Subtotal – Common Stock – Eastman Chemical Co			248,770
	Abbott Laboratories	Common Stock, 8 Shares	**	897
	Abbvie Inc	Common Stock, 12 Shares	**	1,965
	Accenture Plc Cl A	Common Stock, 2 Shares	**	430
	Advance Auto Parts Inc	Common Stock, 5 Shares	**	771
	Air Products & Chemicals Inc.	Common Stock, 7 Shares	**	2,256
	Alexandria Real Estate Eq Inc REIT	Common Stock, 2 Shares	**	348
	American Express Co	Common Stock, 8 Shares	**	1,179
	AmerisourceBergen Corp	Common Stock, 5 Shares	**	747
	Amgen Inc	Common Stock, 2 Shares	**	627
	Analog Devices Inc	Common Stock, 12 Shares	**	1,943
	Apple Inc	Common Stock, 2 Shares	**	286
	Arthur J Gallaghar and Co	Common Stock, 5 Shares	**	893
	Avalonbay Communities Inc REIT	Common Stock, 3 Shares	**	407
	Bank of America Corporation	Common Stock, 59 Shares	**	1,942
	Becton Dickinson & Co	Common Stock, 4 Shares	**	924
	Best Buy Co Inc	Common Stock, 8 Shares	**	659
	Blackrock Inc	Common Stock, 3 Shares	**	1,923
	Boston Properties Inc	Common Stock, 4 Shares	**	269
	Bristol-Myers Squibb Co	Common Stock, 37 Shares	**	2,671
	Capital One Financial Corp	Common Stock, 8 Shares	**	698
	Chevron Corp	Common Stock, 7 Shares	**	1,270
	Chubb Ltd	Common Stock, 6 Shares	**	1,373
	CIGNA Corp	Common Stock, 4 Shares	**	1,357
	Citigroup Inc	Common Stock, 15 Shares	**	676
	CME Group Inc Cl A	Common Stock, 8 Shares	**	1,285
	CMS Energy Corp	Common Stock, 11 Shares	**	723
	Coca Cola Co	Common Stock, 17 Shares	**	1,097
	Comcast Corp Cl A	Common Stock, 51 Shares	**	1,776
	ConocoPhillips	Common Stock, 27 Shares	**	3,146
	Corning Inc	Common Stock, 21 Shares	**	669
	CVS Health Corp	Common Stock, 18 Shares	**	1,667
	Deere & Co	Common Stock, 3 Shares	**	1,301
	Dominion Energy Inc	Common Stock, 11 Shares	**	653
	Dover Corp	Common Stock, 11 Shares	**	1,468
	Eaton Corp PLC	Common Stock, 7 Shares	**	1,173
	EOG Resources Inc	Common Stock, 14 Shares	**	1,850
	Exxon Mobil Corp	Common Stock, 29 Shares	**	3,171

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	General Dynamics Corporation	Common Stock, 8 Shares	**	2,008
	Hartford Finl Svcs Group Inc	Common Stock, 12 Shares	**	881
	Home Depot Inc	Common Stock, 5 Shares	**	1,525
	Intl Bus Mach Corp	Common Stock, 6 Shares	**	840
	Johnson & Johnson	Common Stock, 12 Shares	**	2,118
	Lam Research Corp	Common Stock, 1 Share	**	289
	Lilly (Eli) & Co	Common Stock, 2 Shares	**	881
	Marsh & McLennan Cos Inc	Common Stock, 2 Shares	**	397
	McDonalds Corp	Common Stock, 6 Shares	**	1,497
	Medtronic Plc	Common Stock, 18 Shares	**	1,392
	Merck & Co Inc New	Common Stock, 4 Shares	**	495
	MetLife Inc	Common Stock, 15 Shares	**	1,051
	Microsoft Inc	Common Stock, 4 Shares	**	1,076
	Mondelez Intl Inc	Common Stock, 22 Shares	**	1,455
	Morgan Stanley	Common Stock, 21 Shares	**	1,775
	Nextera Energy	Common Stock, 21 Shares	**	1,715
	Norfolk Southern Corp	Common Stock, 6 Shares	**	1,390
	Northern Trust Corp	Common Stock, 3 Shares	**	272
	Northrop Grumman Corp	Common Stock, 2 Shares	**	1,027
	NXP Semiconductors NV	Common Stock, 7 Shares	**	1,058
	Parker Hannifin Corp	Common Stock, 3 Shares	**	945
	Pepsico Inc	Common Stock, 6 Shares	**	1,016
	Pfizer Inc	Common Stock, 19 Shares	**	970
	Philip Morris Intl Inc	Common Stock, 20 Shares	**	2,026
	PNC Financial Services Grp Inc	Common Stock, 8 Shares	**	1,211
	PPG Industries Inc	Common Stock, 12 Shares	**	1,520
	Price (T Rowe) Group Inc	Common Stock, 6 Shares	**	606
	Proctor & Gamble Co	Common Stock, 9 Shares	**	1,433
	Progressive Corp Ohio	Common Stock, 6 Shares	**	807
	Prologis Inc REIT	Common Stock, 7 Shares	**	764
	Public Svc Enterprise Grp Inc	Common Stock, 10 Shares	**	631
	Raytheon Technologies Corp	Common Stock, 26 Shares	**	2,641
	Republic Services Inc	Common Stock, 5 Shares	**	594
	Schwab Charles Corp	Common Stock, 13 Shares	**	1,063
	Seagate Technology Holdings Plc	Common Stock, 9 Shares	**	463
	Starbucks Corp	Common Stock, 10 Shares	**	953
	Sysco Corp	Common Stock, 19 Shares	**	1,469
	Texas Instruments Inc	Common Stock, 7 Shares	**	1,092
	TJX Companies Inc New	Common Stock, 21 Shares	**	1,682
	Truist Finl Corp	Common Stock, 17 Shares	**	735
	United Parcel Service Inc Cl B	Common Stock, 10 Shares	**	1,734
	UnitedHealth Group Inc	Common Stock, 5 Shares	**	2,782
	US Bancorp Del	Common Stock, 26 Shares	**	1,122
	Ventas Inc REIT	Common Stock, 9 Shares	**	391
	Verizon Communications Inc	Common Stock, 17 Shares	**	675

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Walmart Inc	Common Stock, 9 Shares	**	1,342
	Wells Fargo	Common Stock, 25 Shares	**	1,021
	Xcel Energy Inc	Common Stock, 16 Shares	**	1,113
	Subtotal - Common Stock – Other			102,433
	DODGE & COX STOCK FUND	Registered Investment Company 474 Shares	**	102,169
*	FID GOVT MMKT	Registered Investment Company 166 Shares	**	166
*	FID US BOND INDX	Registered Investment Company 2,656 Shares	**	27,039
*	FID GLB EX US IDX	Registered Investment Company 2,101 Shares	**	26,370
*	FID 500 INDEX	Registered Investment Company 2,238 Shares	**	297,977
*	FID EXT MKT IDX	Registered Investment Company 1,092 Shares	**	68,798
	Sub-Total Mutual Funds			522,519
	ARROWST ACWI EX-US A	Collective Investment Trust 386 Shares	**	58,574
	BTC STR COMP NL M	Collective Investment Trust 306 Shares	**	3,820
*	FID BLUE CHIP GR POOL	Collective Investment Trust 5,093 Shares	**	117,795
	Hotchkis & Wiley Small Cap Diversified V Class F	Collective Investment Trust 5,833 Shares	**	56,517
	LOOMIS SAYLES & CO SMC GWTH C	Collective Investment Trust 2,510 Shares	**	52,191
	PRU CORE PL BD CL 5	Collective Investment Trust 314 Shares	**	52,411
	VANGUARD TARGET INC	Collective Investment Trust 1,098 Shares	**	52,116
	VANGUARD TARGET 2020	Collective Investment Trust 1,181 Shares	**	71,737
	VANGUARD TARGET 2025	Collective Investment Trust 2,239 Shares	**	145,244
	VANGUARD TARGET 2030	Collective Investment Trust 3,028 Shares	**	208,398
	VANGUARD TARGET 2035	Collective Investment Trust 1,783 Shares	**	130,436
	VANGUARD TARGET 2040	Collective Investment Trust 1,442 Shares	**	110,590
	VANGUARD TARGET 2045	Collective Investment Trust 1,069 Shares	**	84,071
	VANGUARD TARGET 2050	Collective Investment Trust 1,285 Shares	**	101,300
	VANGUARD TARGET 2055	Collective Investment Trust 740 Shares	**	58,310
	VANGUARD TARGET 2060	Collective Investment Trust 733 Shares	**	34,760
	VANGUARD TARGET 2065	Collective Investment Trust 239 Shares	**	7,009
	VANGUARD TARGET 2070	Collective Investment Trust 6 Shares	**	100
	Sub-Total Collective Investment Trusts			1,345,379
*	Fidelity	Cash	**	1,702
	AIG GLOBAL FDG 0.9% 09/22/2025 144A	Corporate Bond 0.90% 9/22/25	**	1,790
	AT&T INC 1.65% 02/01/2028	Corporate Bond 1.65% 2/01/28	**	1,466
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 4.13% 7/03/23	**	605
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 4.88% 1/16/24	**	465
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 1.65% 10/29/24	**	1,040
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 2.45% 10/29/26	**	360
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 1.75% 10/29/24	**	738
	AIR LEASE CORP 4.25% 02/01/2024	Corporate Bond 4.25% 2/01/24	**	812
	AIR LEASE CORP 0.7% 02/15/2024	Corporate Bond 0.70% 2/15/24	**	706
	AIR LEASE CORP 0.8% 08/18/2024	Corporate Bond 0.80% 8/18/24	**	777

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	AIR LEASE CORP 2.2% 01/15/2027	Corporate Bond 2.20% 1/15/27	**	638
	ALTRIA GROUP INC 2.35% 05/06/2025	Corporate Bond 2.35% 5/06/25	**	239
	AMERICAN EXPRESS CO 2.25% 03/04/2025	Corporate Bond 2.25% 3/04/25	**	840
	AMERICAN EXPRESS CO 2.55% 03/04/2027	Corporate Bond 2.55% 3/04/27	**	1,252
	AMERICAN EXPRESS CR ACC MST TR 0.9% 11/15/2026	Mortgage Backed Security 0.90% 11/15/26	**	2,136
	AMERICAN EXPRESS CR ACC MST TR 3.39% 05/15/2027	Mortgage Backed Security 3.39% 5/15/27	**	2,140
	AMERICAN EXPRESS CR ACC MST TR 3.75% 08/15/2027	Mortgage Backed Security 3.75% 8/15/27	**	1,764
	AMERICAN EXPRESS CR ACC MST TR 4.95% 10/15/2027	Mortgage Backed Security 4.95% 10/15/27	**	1,096
	American General Life	Synthetic GIC - 1.722% (fair value to contract value)	**	5,743
	AMPHENOL CORPORATION NEW 3.2% 04/01/2024	Corporate Bond 3.20% 4/01/24	**	295
	ASTRAZENECA FINANCE LLC 0.7% 05/28/2024	Corporate Bond 0.70% 5/28/24	**	1,453
	ATHENE GLOBAL FUNDING 0.95% 01/08/2024 144A	Corporate Bond 0.95% 1/08/24	**	1,765
	ATHENE GLOBAL FUNDING 1.73% 10/02/2026 144A	Corporate Bond 1.73% 10/02/26	**	1,606
	ATHENE GLOBAL FUNDING 1.716% 01/07/2025 144A	Corporate Bond 1.72% 1/07/25	**	1,769
	EQUITABLE HOLDINGS INC 3.9% 04/20/2023	Corporate Bond 3.90% 4/20/23	**	97
	BA CR CARD TR 0.34% 05/15/2026	Mortgage Backed Security 0.34% 5/15/26	**	2,457
	BA CR CARD TR 0.44% 09/15/2026	Mortgage Backed Security 0.44% 9/15/26	**	1,942
	BA CR CARD TR 3.53% 11/15/2027	Mortgage Backed Security 3.53% 11/15/27	**	1,977
	BA CR CARD TR 5% 04/15/2028	Mortgage Backed Security 5.00% 4/15/28	**	1,252
	BAT INTL FINANCE PLC 1.668% 03/25/2026	Corporate Bond 1.67% 3/25/26	**	1,781
	BPCE SA 1.625% 01/14/2025 144A	Corporate Bond 1.63% 1/14/25	**	1,407
	BPCE SA 2.045/VAR 10/19/2027 144A	Corporate Bond 2.04% 10/19/27	**	1,150
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC 1ML+71.21 10/36	Mortgage Backed Security 5.01% 10/15/36	**	842
	BX TR 2021-ACNT 1ML+85 11/15/2026 144A	Mortgage Backed Security 5.17% 11/15/38	**	826
	BX 2021-BXMF 1ML+64 10/15/2026 144A	Mortgage Backed Security 4.95% 10/15/26	**	766
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.27	Mortgage Backed Security 5.35% 2/15/39	**	1,045
	BAKER HUGHES A GE CO LLC / CO-OBLIGOR INC 1.231% 12/15/23	Corporate Bond 1.231% 12/15/23	**	365
	BAKER HUGHES A GE CO LLC / CO-OBLIGOR INC 2.061% 12/15/26	Corporate Bond 2.061% 12/15/26	**	319
	BANCO SANTANDER SA 1.722%/VAR 09/14/2027	Corporate Bond 1.722% 9/14/27	**	859
	BANK OF AMERICA CORPORATION 2.456%/VAR 10/22/2025	Corporate Bond 2.456% 10/22/25	**	1,700
	BANK OF AMERICA CORPORATION 1.319%/VAR 06/19/2026	Corporate Bond 1.319% 6/19/26	**	1,351

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BANK OF AMERICA CORPORATION 1.197/VAR 10/24/2026	Corporate Bond 1.197% 10/24/26	**	2,484
	BANK OF AMERICA CORP 1.734%/VAR 07/22/2027	Corporate Bond 1.734% 7/22/27	**	1,228
	BANK OF AMERICA CORPORATION SOFR+0 02/04/2028	Corporate Bond 2.55% 2/04/28	**	1,707
	BANK OF AMERICA CORPORATION 4.948/VAR 07/22/2028	Corporate Bond 4.948% 7/22/28	**	1,398
	BANK OF MONTREAL QUE 1.85% 05/01/2025	Corporate Bond 1.85% 5/01/25	**	1,687
	BANK NEW YORK MELLON CORP 1.6% 04/24/2025	Corporate Bond 1.60% 4/24/25	**	620
	BANQUE FED CRED MUTUEL PARIS 4.524% 07/13/2025 144	Corporate Bond 4.524% 7/13/25	**	1,423
	BARCLAYS BANK PLC 4.338/VAR 05/16/2024	Corporate Bond 4.338% 5/16/24	**	1,179
	BARCLAYS PLC (UNGTD) 3ML+161/VAR 05/07/2025	Corporate Bond 3.93% 5/07/25	**	1,093
	BARCLAYS PLC (UNGTD) 2.852%/VAR 05/07/2026	Corporate Bond 2.852% 5/07/26	**	906
	BARCLAYS PLC (UNGTD) 1.007%/VAR 12/10/2024	Corporate Bond 1.007% 12/10/24	**	1,098
	BARCLAYS PLC (UNGTD) 2.279%/VAR 11/24/2027	Corporate Bond 2.279% 11/24/27	**	1,673
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	Mortgage Backed Security 3.662% 2/15/51	**	673
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	Mortgage Backed Security 4.377% 5/15/53	**	892
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	Mortgage Backed Security 4.149% 1/15/52	**	475
	BERKSHIRE HATHAWAY ENERGY COMPANY 4.05% 04/15/2025	Corporate Bond 4.05% 4/15/25	**	1,390
	BERKSHIRE HATHAWAY INC DEL 2.75% 03/15/2023	Corporate Bond 2.75% 3/15/23	**	713
	BNP PARIBAS SOFR 1.323%/VAR 01/13/2027 144A	Corporate Bond 1.323% 1/13/27	**	1,353
	BRISTOL-MYERS SQUIBB CO 2.9% 07/26/2024	Corporate Bond 2.90% 7/26/24	**	1,829
	COMM 2014-UBS6 ASB 3.387% 12/10/2047	Mortgage Backed Security 3.387% 12/10/47	**	151
	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	Mortgage Backed Security 3.144% 3/10/48	**	270
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	Mortgage Backed Security 3.257% 5/10/48	**	301
	COMM 2015-CCRE26 MTG TR 3.373% 10/10/2048	Mortgage Backed Security 3.373% 10/10/48	**	240
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	Mortgage Backed Security 3.0538% 9/15/50	**	154
	COMM 2013-CCRE7 MTG TR 3.213% 03/10/2046	Mortgage Backed Security 3.213% 3/10/46	**	585
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	Mortgage Backed Security 3.224% 6/15/57	**	280
	CA ST 2.40% 10/1/2025	Municipal Bond 2.40% 10/01/25	**	1,125
	CANADIAN IMPERIAL BK OF COMM 3.945% 08/04/2025	Corporate Bond 3.945% 8/04/25	**	1,544
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	Corporate Bond 3.45% 4/07/27	**	2,086
	CANADIAN PAC RY CO 1.75% 12/02/2026	Corporate Bond 1.75% 12/02/26	**	372

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CAPITAL ONE FINANCIAL CORP 1.878%/VAR 11/02/2027	Corporate Bond 1.878% 11/02/27	**	2,010
	CAPITAL ONE FINANCIAL CORP SOFR 1.343%/VAR 12/06/24	Corporate Bond 1.343% 12/06/24	**	1,821
	CAPITAL ONE FINANCIAL CORP SOFR 4.985%/VAR 07/24/26	Corporate Bond 4.985% 7/24/26	**	628
	CAPITAL ONE MULTI-ASST EXEC TR 1.04% 11/15/2026	Mortgage Backed Security 1.04% 11/15/26	**	2,211
	CAPITAL ONE MULTI-ASST EXEC TR 2.8% 03/15/2027	Mortgage Backed Security 2.80% 3/15/27	**	3,569
	CAPITAL ONE MULTI-ASST EXEC TR 3.49% 05/15/2027	Mortgage Backed Security 3.49% 5/15/27	**	2,143
	CAPITAL ONE MULTI-ASST EXEC TR 4.95% 10/15/2027	Mortgage Backed Security 4.95% 10/15/27	**	1,567
	CAPITAL ONE BK (USA) NA 2.28%/VAR 01/28/2026	Corporate Bond 2.28% 1/28/26	**	1,340
	CARMAX AUTO OWNER TR 2020-4 0.5% 08/15/2025	Mortgage Backed Security 0.50% 8/15/25	**	840
	CHASE ISSUANCE TR 3.97% 09/15/2027	Mortgage Backed Security 3.97% 9/15/27	**	1,662
	CHEVRON CORP NEW 1.141% 05/11/2023	Corporate Bond 1.141% 5/11/23	**	1,242
	CITIGROUP INC 3.106%/VAR 04/08/2026	Corporate Bond 3.106% 4/08/26	**	1,621
	CGCMT 13-GC11 A4 3.093% 04/46	Mortgage Backed Security 3.093% 4/10/46	**	192
	CITIGROUP COML MTG TR 13-GC17 4.131% 11/10/2046	Mortgage Backed Security 4.131% 11/10/46	**	710
	CITIGROUP COML MTG TR 2014-GC21 3.477% 05/10/2047	Mortgage Backed Security 3.477% 5/10/47	**	122
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	Mortgage Backed Security 3.356% 7/10/47	**	788
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	Mortgage Backed Security 3.368% 2/10/49	**	460
	CITIBANK NA 3.65% 01/23/2024	Corporate Bond 3.65% 1/23/24	**	1,754
	CITIGROUP INC SOFR 2.014%/VAR 01/25/2026	Corporate Bond 2.014% 1/25/26	**	1,777
	COMCAST CORP NEW 3.7% 04/15/2024	Corporate Bond 3.70% 4/15/24	**	1,489
	COMCAST CORP NEW 3.95% 10/15/2025	Corporate Bond 3.95% 10/15/25	**	845
	CONOCOPHILLIPS CO 2.4% 03/07/2025	Corporate Bond 2.40% 3/07/25	**	716
	COREBRIDGE FINANCIAL INC 3.5% 04/04/2025 144A	Corporate Bond 3.50% 4/04/25	**	199
	COREBRIDGE FINANCIAL INC 3.65% 04/05/2027 144A	Corporate Bond 3.65% 4/05/27	**	276
	CREDIT SUISSE GRP AG 2.593%/VAR 09/11/2025 144A	Corporate Bond 2.593% 9/11/25	**	1,147
	CREDIT SUISSE GRP AG SOFR 1.305%/VAR 02/02/2027 14	Corporate Bond 1.305% 2/02/27	**	1,367
	CREDIT SUISSE GRP AG 6.373%/VAR 07/15/2026 144A	Corporate Bond 6.373% 7/15/26	**	1,060
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	Mortgage Backed Security 3.4505% 3/15/52	**	883
	DNB BANK ASA T5Y 1.535%/VAR 05/25/2027 144A	Corporate Bond 1.535% 5/25/27	**	834

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MERCEDES BENZ RETAIL SA 0.75% 03/01/2024 144A	Corporate Bond 0.75% 3/01/24	**	2,054
	MERCEDES BENZ RETAIL SA 1.45% 03/02/2026 144A	Corporate Bond 1.45% 3/02/26	**	1,290
	DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 1.625% 12/13/24	Corporate Bond 1.625% 12/13/24	**	592
	DEERE & CO 2.75% 04/15/2025	Corporate Bond 2.75% 4/15/25	**	104
	DEERE JOHN CAPITAL CORP 3.4% 06/06/2025	Corporate Bond 3.40% 6/06/25	**	1,132
	DELL EQUIPMENT FINANCE TRUST 2021-1 0.43% 05/22/2026	Mortgage Backed Security 0.43% 5/22/26	**	805
	DELL EQUIPMENT FINANCE TRUST 2020-2 0.57% 10/23/2023	Mortgage Backed Security 0.57% 10/23/23	**	404
	DEUTSCHE BANK AG NEW YORK BNCH 2.222%/VAR 09/18/24	Corporate Bond 2.222% 9/18/24	**	1,080
	DEUTSCHE BANK AG NEW YORK BNCH 2.129%/VAR 11/24/26	Corporate Bond 2.129% 11/24/26	**	1,123
	DEUTSCHE BANK AG NEW YORK BNCH 1.447%/VAR 04/01/25	Corporate Bond 1.447% 4/01/25	**	1,322
	DEUTSCHE BANK AG NEW YORK BNCH 0.898% 05/28/2024	Corporate Bond 0.898% 5/28/24	**	558
	DEUTSCHE BANK AG NEW YORK BNCH 2.311%/VAR 11/16/2027	Corporate Bond 2.311% 11/16/27	**	1,183
	DISCOVER CARD EXECUTION NT TR 0.58% 09/15/2026	Mortgage Backed Security 0.58% 9/15/26	**	1,824
	DISCOVER CARD EXECUTION NT TR 1.96% 02/15/2027	Mortgage Backed Security 1.96% 2/15/27	**	1,154
	DISCOVER CARD EXECUTION NT TR 3.32% 05/15/2027	Mortgage Backed Security 3.32% 5/15/27	**	1,753
	DISCOVER CARD EXECUTION NT TR 3.56% 07/15/2027	Mortgage Backed Security 3.56% 7/15/27	**	1,661
	DISCOVER CARD EXECUTION NT TR 5.03% 10/15/2027	Mortgage Backed Security 5.03% 10/15/27	**	1,556
	DNB BANK ASA 1.605/VAR 03/30/2028 144A	Corporate Bond 1.605% 3/30/28	**	1,566
	DOLLAR GEN CORP NEW 4.625% 11/01/2027	Corporate Bond 4.625% 11/01/27	**	1,233
	EASTERN ENERGY GAS HOLDINGS LLC 2.5% 11/15/2024	Corporate Bond 2.50% 11/15/24	**	297
	DUKE ENERGY CORP NEW 4.3% 03/15/2028	Corporate Bond 4.30% 3/15/28	**	1,042
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP 1ML+70.1 11	Mortgage Backed Security 5.02% 11/15/38	**	1,142
	ERP OPERATING LP 3.375% 06/01/2025	Corporate Bond 3.375% 6/01/25	**	713
	EDISON INTERNATIONAL 2.95% 03/15/2023	Corporate Bond 2.95% 3/15/23	**	276
	ENBRIDGE INC 2.15% 02/16/2024	Corporate Bond 2.15% 2/16/24	**	282
	ENBRIDGE INC 2.5% 02/14/2025	Corporate Bond 2.50% 2/14/25	**	289
	EQUINOR ASA 1.75% 01/22/2026	Corporate Bond 1.75% 1/22/26	**	258
	EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 1.7% 11/12/26	Corporate Bond 1.70% 11/12/26	**	1,063
	EXELON CORP 2.75% 03/15/2027	Corporate Bond 2.75% 3/15/27	**	136
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/01/34	**	39

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/01/35	**	25
	FHLG 15YR 3% 05/01/2033#G16550	Government Bond 3.00% 5/01/33	**	610
	FHLG 20YR 3.5% 06/01/2032#C91456	Government Bond 3.50% 6/01/32	**	425
	FHLG 15YR 2.5% 12/01/2031#SB0093	Government Bond 2.50% 12/01/31	**	959
	FHLG 15YR 3% 02/01/2034#SB0179	Government Bond 3.00% 2/01/34	**	941
	FHLG 15YR 3% 03/01/2033#SB0181	Government Bond 3.00% 3/01/33	**	1,767
	FHLG 15YR 3.5% 04/01/2034#SB0378	Government Bond 3.50% 4/01/34	**	780
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/01/34	**	289
	FHLG 20YR 3% 11/01/2033#G30872	Government Bond 3.00% 11/01/33	**	650
	FHLG 20YR 3.5% 07/01/2032#G31067	Government Bond 3.50% 7/01/32	**	277
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 01/25/43	Mortgage Backed Security 1.75% 1/25/43	**	69
	FNR 2013-16 GP 3% 1/1/33	Mortgage Backed Security 3.00% 3/25/33	**	131
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	Mortgage Backed Security 1.85% 5/25/33	**	478
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	Mortgage Backed Security 3.00% 6/25/43	**	374
	FNR 2015-49 LE 3% 07/45	Mortgage Backed Security 3.00% 7/25/45	**	379
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	Mortgage Backed Security 3.00% 4/25/44	**	191
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	Mortgage Backed Security 2.50% 5/25/45	**	772
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/45	Mortgage Backed Security 3.00% 5/25/45	**	552
	FNR 2015-42 LE 3.0% 06/25/45	Mortgage Backed Security 3.00% 6/25/45	**	493
	FNR 2015-54 GA 2.5% 07/25/2045	Mortgage Backed Security 2.50% 7/25/45	**	324
	FNR 2016-26 CG 3% 05/46	Mortgage Backed Security 3.00% 5/25/46	**	988
	FNR 2016-19 AH 3% 04/46	Mortgage Backed Security 3.00% 4/25/46	**	366
	FNR 2016-27 HK 3% 01/25/2041	Mortgage Backed Security 3.00% 1/25/41	**	535
	FNR 2016-27 KG 3% 01/40	Mortgage Backed Security 3.00% 1/25/40	**	248
	FNR 2016-37 BK 3% 06/25/46	Mortgage Backed Security 3.00% 6/25/46	**	1,075
	FNR 2016-34 GH 3% 06/46	Mortgage Backed Security 3.00% 6/25/46	**	946
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/45	Mortgage Backed Security 3.50% 4/25/45	**	392
	FNR 2016-100 P 3.5% 11/44	Mortgage Backed Security 3.50% 11/25/44	**	611
	FNR 2017-20 AP 3.5% 03/25/2045	Mortgage Backed Security 3.50% 3/25/45	**	889
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/45	Mortgage Backed Security 3.50% 12/25/45	**	743
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	Mortgage Backed Security 3.50% 11/25/45	**	718
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	Mortgage Backed Security 3.00% 1/25/47	**	827
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/47	Mortgage Backed Security 3.00% 2/25/47	**	1,268
	FNR 2018-16 NB 3.25% 12/25/2044	Mortgage Backed Security 3.25% 12/25/44	**	155
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/45	Mortgage Backed Security 3.50% 7/25/45	**	545
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	Mortgage Backed Security 3.50% 2/25/46	**	545

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	Mortgage Backed Security 3.50% 10/25/44	**	642
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	Mortgage Backed Security 3.00% 3/25/48	**	1,638
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/48	Mortgage Backed Security 4.00% 3/25/48	**	364
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	Mortgage Backed Security 4.00% 11/25/48	**	419
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/39	Mortgage Backed Security 3.00% 7/25/39	**	952
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	Mortgage Backed Security 2.50% 10/25/39	**	482
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	Mortgage Backed Security 2.00% 6/25/35	**	1,124
	FNMA 5.50% 11/34 #310105	Mortgage Backed Security 5.50% 11/01/34	**	206
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15/42	Mortgage Backed Security 1.75% 6/15/42	**	55
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	Mortgage Backed Security 3.00% 5/15/45	**	315
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	Mortgage Backed Security 3.50% 10/15/45	**	537
	FHR 4683 EA 2.5% 05/47	Mortgage Backed Security 2.50% 5/15/47	**	926
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	Mortgage Backed Security 3.50% 2/15/46	**	912
	FEDERAL HOME LN MTG MLT CTF GT K727 A2 2.946% 07/24	Government Bond 2.946% 7/25/24	**	1,479
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	Mortgage Backed Security 3.00% 2/15/46	**	899
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/45	Mortgage Backed Security 3.50% 11/15/45	**	389
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	Mortgage Backed Security 4.00% 7/15/47	**	599
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/47	Mortgage Backed Security 4.00% 8/15/47	**	575
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	Mortgage Backed Security 3.00% 7/25/39	**	744
*	FIDELITY SHORT TERM CASH FUND	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	4,271
	FREDDIE MAC REMICS 3% 10/25/2048	Mortgage Backed Security 3.00% 10/25/48	**	764
	FNMA 6.50% 7/32 #545759	Mortgage Backed Security 6.50% 7/01/32	**	12
	FNMA 6.50% 7/32 #545762	Mortgage Backed Security 6.50% 7/01/32	**	3
	FNMA 20YR 2.5% 01/01/2033#AL2982	Mortgage Backed Security 2.50% 1/01/33	**	152
	FNMA 20YR 2.5% 01/01/2033#AL2974	Mortgage Backed Security 2.50% 1/01/33	**	191
	FNMA 20YR 2.5% 01/01/2033#AL2975	Mortgage Backed Security 2.50% 1/01/33	**	224
	FNMA 20YR 2.5% 01/01/2033#AL2976	Mortgage Backed Security 2.50% 1/01/33	**	120
	FNMA 15YR 4.5% 11/01/2025#AL8242	Mortgage Backed Security 4.50% 11/01/25	**	50
	FNMA 15YR 2.5% 10/01/2031#AS8010	Mortgage Backed Security 2.50% 10/01/31	**	432
	FHR 3415 PC 5% 12/37	Mortgage Backed Security 5.00% 12/15/37	**	31
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/41	Mortgage Backed Security 4.50% 4/25/41	**	262
	FNMA 6.50% 12/32 #735415	Mortgage Backed Security 6.50% 12/01/32	**	5
	FNMA 6.50% 7/35 #745092	Mortgage Backed Security 6.50% 7/01/35	**	5
	FNMA 15YR 3% 02/01/2033#BM5108	Mortgage Backed Security 3.00% 2/01/33	**	2,255

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 15YR 3% 12/01/2032#BM5109	Mortgage Backed Security 3.00% 12/01/32	**	2,310
	FNMA 15YR 3.5% 02/01/2035#FM0065	Mortgage Backed Security 3.50% 2/01/35	**	844
	FNMA 20YR 4.5% 03/01/2039#FM1774	Mortgage Backed Security 4.50% 3/01/39	**	119
	FNMA 20YR 4.5% 06/01/2039#FM1045	Mortgage Backed Security 4.50% 6/01/39	**	58
	FNMA 20YR 4.5% 08/01/2039#FM1353	Mortgage Backed Security 4.50% 8/01/39	**	151
	FNMA 30YR 4.5% 09/01/2049#FM1534	Mortgage Backed Security 4.50% 9/01/49	**	939
	FNMA 15YR 3.5% 09/01/2034#FM1577	Mortgage Backed Security 3.50% 9/01/34	**	760
	FNMA 15YR 3.5% 09/01/2034#FM1578	Mortgage Backed Security 3.50% 9/01/34	**	338
	FNMA 15YR 3.5% 10/01/2034#FM1579	Mortgage Backed Security 3.50% 10/01/34	**	205
	FNMA 15YR 4% 03/01/2034#FM2867	Mortgage Backed Security 4.00% 3/01/34	**	2,276
	FNMA 15YR 4% 02/01/2034#FM3001	Mortgage Backed Security 4.00% 2/01/34	**	1,013
	FNMA 20YR 3% 12/01/2040#FM4710	Mortgage Backed Security 3.00% 3/01/40	**	1,116
	FNMA 20YR 3% 12/01/2040#FM4711	Mortgage Backed Security 3.00% 3/01/40	**	1,365
	FNMA 6.50% 8/36 #888034	Mortgage Backed Security 6.50% 8/01/36	**	7
	FNMA 6.50% 8/36 #888544	Mortgage Backed Security 6.50% 8/01/36	**	36
	FNMA 20YR 3.00% 11/32 #MA1237	Mortgage Backed Security 3.00% 11/01/32	**	1,498
	FNMA 20YR 3% 07/01/2036#MA2672	Mortgage Backed Security 3.00% 7/01/36	**	1,901
	FNMA 20YR 4% 04/01/2038#MA3337	Mortgage Backed Security 4.00% 4/01/38	**	760
	FNMA 6.50% 12/35 #AD0723	Mortgage Backed Security 6.50% 12/01/35	**	43
	FNMA 6.50% 8/36 #AE0746	Mortgage Backed Security 6.50% 8/01/36	**	29
	FLORIDA PWR & LT CO 2.85% 04/01/2025	Corporate Bond 2.85% 4/01/25	**	368
	FORD CR FLOORPLN MAST OWN TR A 0.7% 09/15/2025	Mortgage Backed Security 0.70% 9/15/25	**	1,580
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 14	Mortgage Backed Security 3.52% 7/15/30	**	1,444
	GMF FLOORPLAN OWNER REVOLVING TR 0.68% 08/15/2025	Mortgage Backed Security 0.68% 8/15/25	**	714
	GMF FLOORPLAN OWNER REVOLVING TR 0.69% 10/15/2025	Mortgage Backed Security 0.69% 10/15/25	**	1,616
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	Mortgage Backed Security 3.365% 11/10/47	**	387
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	Mortgage Backed Security 3.513% 7/10/48	**	295
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	Mortgage Backed Security 3.206% 2/10/48	**	303
	GS MTG SECS TR 2014-GC18 AAB 3.648% 01/10/2047	Mortgage Backed Security 3.648% 1/10/47	**	46
	GS MTG SECS TR 2014-GC20 AAB 3.655% 04/10/2047	Mortgage Backed Security 3.655% 4/10/47	**	66
	GSK CONSUMER HEALTHCARE CAPITAL UK PLC 3.125% 03/25	Corporate Bond 3.125% 3/24/25	**	1,823
	GENERAL MTRS FINL CO INC 1.25% 01/08/2026	Corporate Bond 1.25% 1/08/26	**	1,543
	GENERAL MTRS FINL CO INC 1.05% 03/08/2024	Corporate Bond 1.05% 3/08/24	**	459
	GENERAL MTRS FINL CO INC 2.35% 02/26/2027	Corporate Bond 2.35% 2/26/27	**	705
	GOLDMAN SACHS GROUP INC (THE) 2.64%/VAR 02/24/2028	Corporate Bond 2.64% 2/24/28	**	1,404

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	GOLDMAN SACHS GROUP INC (THE) 4.482%/VAR 08/23/2028	Corporate Bond 4.482% 8/23/28	**	1,364
	GREAT-WEST LIFECO FIN 20 0.904% 08/12/2025 144A	Corporate Bond 0.904% 8/12/25	**	671
	GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025 144A	Corporate Bond 1.10% 6/23/25	**	1,348
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	Corporate Bond 1.40% 7/06/27	**	1,632
	HSBC HOLDINGS PLC 3.95%/VAR 5/18/2024	Corporate Bond 3.95% 5/18/24	**	1,595
	HSBC HOLDINGS PLC 3.803%/VAR 03/11/2025	Corporate Bond 3.803% 3/11/25	**	1,869
	HSBC HOLDINGS PLC 2.251%/VAR 11/22/2027	Corporate Bond 2.251% 11/22/27	**	1,625
	HSBC HOLDINGS PLC 5.21%/VAR 08/11/2028	Corporate Bond 5.21% 8/11/28	**	1,013
	WELLTOWER OP 4% 06/01/2025	Corporate Bond 4.00% 6/01/25	**	1,065
	HEALTHCARE TRUST OF AMERICA HOLDINGS LP 3.5% 08/01/26	Corporate Bond 3.50% 8/01/26	**	157
	HOME DEPOT INC 2.875% 04/15/2027	Corporate Bond 2.875% 4/15/27	**	658
	HUNTINGTON BANCSHARES INC/OH 2.625% 08/06/2024	Corporate Bond 2.625% 8/06/24	**	1,269
	HUNTINGTON BANCSHARES INC/OH 4.443%/VAR 08/04/2028	Corporate Bond 4.443% 8/04/28	**	802
	HUNTINGTON NATL BK COLUMBUS OH 5.699%/VAR 11/18/2025	Corporate Bond 5.699% 11/18/25	**	1,428
	HYUNDAI CAP AMER 1% 09/17/2024 144A	Corporate Bond 1.00% 9/17/24	**	1,755
	HYUNDAI AUTO RECEIVABLES TR 2020-C 0.38% 05/15/2025	Mortgage Backed Security 0.38% 5/15/25	**	1,017
	IMPERIAL BRANDS FINANCE PLC 3.125% 07/26/2024 144A	Corporate Bond 3.125% 7/26/24	**	1,406
	ING GROEP NV SOFR 1.726%/VAR 04/01/2027	Corporate Bond 1.726% 4/01/27	**	775
	INTERCONTINENTAL EXCHANGE INC 3.65% 05/23/2025	Corporate Bond 3.65% 5/23/25	**	1,034
	INTERCONTINENTAL EXCHANGE INC 4% 09/15/2027	Corporate Bond 4.00% 9/15/27	**	1,574
	JP MORGAN CHASE COML MTG SECS TR 2013-C10 A5 3.1425	Mortgage Backed Security 3.1425% 12/15/47	**	247
	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	Mortgage Backed Security 3.8012% 9/15/47	**	657
	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	Mortgage Backed Security 2.984% 12/15/49	**	87
	JP Morgan Chase	Synthetic GIC - 1.722% (fair value to contract value)	**	7,932
	JPMORGAN CHASE & CO 3.559%/VAR 04/23/24	Corporate Bond 3.559% 4/23/24	**	2,001
	JPMORGAN CHASE & CO 4.023/VAR 12/05/2024	Corporate Bond 4.023% 12/05/24	**	721
	JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	Corporate Bond 2.083% 4/22/26	**	1,678
	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	Corporate Bond 1.045% 11/19/26	**	1,493
	JPMORGAN CHASE & CO 0.824/VAR 06/01/2025	Corporate Bond 0.824% 6/01/25	**	1,505

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	JPMORGAN CHASE & CO SOFR 1.47%/VAR 09/22/2027	Corporate Bond 1.47% 9/22/27	**	1,714
	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	Corporate Bond 2.947% 2/24/28	**	1,555
	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	Corporate Bond 4.851% 7/25/28	**	1,394
	KEYCORP 3.878%/VAR 05/23/2025	Corporate Bond 3.878% 5/23/25	**	582
	KEYBANK NATL ASSN 4.15% 08/08/2025	Corporate Bond 4.15% 8/08/25	**	509
	KINDER MORGAN ENERGY PTNRS LP 3.5% 09/01/2023	Corporate Bond 3.50% 9/01/23	**	850
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.524	Mortgage Backed Security 5.63% 5/15/39	**	1,229
	Lincoln Natl Life Ins Co	Synthetic GIC - 1.732% (fair value to contract value)	**	4,285
	LLOYDS BANKING GROUP PLC 2.438%/VAR 02/05/2026	Corporate Bond 2.438% 2/05/26	**	626
	LLOYDS TSB BANK T1Y 0.695%/VAR 05/11/2024	Corporate Bond 0.695% 5/11/24	**	1,360
	LOWES COS INC 4.4% 09/08/2025	Corporate Bond 4.40% 9/08/25	**	838
	MAGALLANES INC 3.638% 03/15/2025 144A	Corporate Bond 3.638% 3/15/25	**	218
	MAGALLANES INC 3.755% 03/15/2027 144A	Corporate Bond 3.755% 3/15/27	**	404
	MARSH & MCLENNAN COS INC 3.875% 03/15/2024	Corporate Bond 3.875% 3/15/24	**	667
	Massachusetts Mutual	Synthetic GIC - 1.722% (fair value to contract value)	**	257
	METROPOLITAN LIFE GLBL FDG I 0.9% 06/08/2023 144A	Corporate Bond 0.90% 6/08/23	**	1,095
	Metropolitan Life Inc Co	Synthetic GIC - 1.722% (fair value to contract value)	**	4,062
	MITSUBISHI UFJ FIN GRP INC 2.193% 02/25/2025	Corporate Bond 2.193% 2/25/25	**	1,680
	MITSUBISHI UFJ FIN GRP INC 1.412% 07/17/2025	Corporate Bond 1.412% 7/17/25	**	1,372
	MITSUBISHI UFJ FIN GRP INC 0.953%/VAR 07/19/2025	Corporate Bond 0.953% 7/19/25	**	1,867
	MITSUBISHI UFJ FIN GRP INC 1.64%/VAR 10/13/2027	Corporate Bond 1.64% 10/13/27	**	2,092
	MIZUHO FINL GROUP INC 0.849%/VAR 09/08/2024	Corporate Bond 0.849% 9/08/24	**	931
	MIZUHO FINL GROUP INC 1.234%/VAR 5/22/2027	Corporate Bond 1.234% 5/22/27	**	1,822
	MIZUHO FINL GROUP INC T1Y 2.651%/VAR 05/22/2026	Corporate Bond 2.651% 5/22/26	**	1,462
	MOODYS CORP 3.75% 03/24/2025	Corporate Bond 3.75% 3/24/25	**	609
	MSBAM 2015-C22 ASB 3.04% 04/15/48	Mortgage Backed Security 3.04% 4/15/48	**	157
	MORGAN STANLEY VAR/2.72 07/22/2025	Corporate Bond 2.72% 7/22/25	**	1,075
	MORGAN STANLEY 2.188%/VAR 04/28/2026	Corporate Bond 2.188% 4/28/26	**	1,306
	MORGAN STANLEY 3.737%/VAR 04/24/2024	Corporate Bond 3.737% 4/24/24	**	1,610
	MORGAN STANLEY 4.679%/VAR 07/17/2026	Corporate Bond 4.679% 7/17/26	**	1,080
	MSBAM 2013-C13 ASB 3.557% 11/15/2046	Mortgage Backed Security 3.557% 11/15/46	**	154

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 A	Mortgage Backed Security 3.48% 6/15/47	**	234
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Backed Security 3.477% 8/15/47	**	505
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 A	Mortgage Backed Security 3.15% 3/15/48	**	89
	MSBAM 2016-C28 3.272% 01/15/49	Mortgage Backed Security 3.272% 1/15/49	**	320
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036	Mortgage Backed Security 3.17% 11/10/36	**	963
	NTT FINANCE CORP 0.583% 03/01/2024 144A	Corporate Bond 0.583% 3/01/24	**	834
	NTT FINANCE CORP 1.162% 04/03/2026 144A	Corporate Bond 1.162% 4/03/26	**	1,633
	NATIONAL BANK OF CANADA 0.55/VAR 11/15/2024	Corporate Bond 0.55% 11/15/24	**	826
	Nationwide Life Ins Co	Synthetic GIC - 1.732% (fair value to contract value)	**	5,992
	NATWEST GRP PLC(UNGTD) 1.642/VAR 06/14/2027	Corporate Bond 1.642% 6/14/27	**	1,189
	NATWEST MARKETS PLC 0.8% 08/12/2024 144A	Corporate Bond 0.80% 8/12/24	**	983
	NYC TFA (PIT) 2.85% 2/1/2024	Municipal Bond 2.85% 2/01/24	**	426
	NYC TFA (PIT) 2.05% 8/1/2023	Municipal Bond 2.05% 8/01/23	**	462
	NYS UDC 2.67% 3/15/2023	Municipal Bond 2.67% 3/15/23	**	1,090
	NYS UDC 2.7% 3/15/2023	Municipal Bond 2.70% 3/15/23	**	1,858
	NISOURCE INC 0.95% 08/15/2025	Corporate Bond 0.95% 8/15/25	**	574
	OPG TR 2021-PORT 1ML+49.8 10/15/2036 144A	Mortgage Backed Security 4.80% 10/15/36	**	1,280
	ORACLE CORP 1.65% 03/25/2026	Corporate Bond 1.65% 3/25/26	**	678
	OTIS WORLDWIDE CORP 2.056% 04/05/2025	Corporate Bond 2.056% 4/05/25	**	1,693
	PNC FINANCIAL SERVICES GRP INC SOFR+ 12/02/2028	Corporate Bond 5.35% 12/02/28	**	952
	PACIFIC LIFE GF II 1.2% 06/24/2025 144A	Corporate Bond 1.20% 6/24/25	**	973
	Pacific Life Ins Co	Synthetic GIC - 1.722% (fair value to contract value)	**	3,117
	PARKER-HANNIFIN CORP 3.65% 06/15/2024	Corporate Bond 3.65% 6/15/24	**	1,431
	PARKER-HANNIFIN CORP 4.25% 09/15/2027	Corporate Bond 4.25% 9/15/27	**	706
	PAYPAL HLDGS INC 1.65% 06/01/2025	Corporate Bond 1.65% 6/01/25	**	489
	PHILIP MORRIS INTL INC 2.875% 05/01/2024	Corporate Bond 2.875% 5/01/24	**	1,463
	PHILIP MORRIS INTL INC 0.875% 05/01/2026	Corporate Bond 0.875% 5/01/26	**	841
	PRICOA GLOBAL FDG I 2.4% 09/23/2024 144A	Corporate Bond 2.40% 9/23/24	**	1,666
	PROTECTIVE LIFE GLOBAL FUNDING 3.218% 03/28/2025 1	Corporate Bond 3.218% 3/28/25	**	414
	Prudential Ins Co America	Synthetic GIC - 1.722% (fair value to contract value)	**	6,958
	RABOBANK NEDERLAND COOP CENTL 1.98%/VAR 12/15/2027	Corporate Bond 1.98% 12/15/27	**	1,662
	CITIZENS BANK NA 2.25% 04/28/2025	Corporate Bond 2.25% 4/28/25	**	1,229
	REGIONS FINL CORP NEW 2.25% 05/18/2025	Corporate Bond 2.25% 5/18/25	**	735

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	Corporate Bond 2.00% 11/30/26	**	649
	ROGERS COMMUNICATIONS INC 3.2% 03/15/2027 144A	Corporate Bond 3.20% 3/15/27	**	446
	ROPER TECHNOLOGIES INC 1% 09/15/2025	Corporate Bond 1.00% 9/15/25	**	195
	ROSS STORES INC 0.875% 04/15/2026	Corporate Bond 0.875% 4/15/26	**	1,377
	ROYAL BANK OF CANADA 4.65% 01/27/2026	Corporate Bond 4.65% 1/27/26	**	821
	ROYAL BK SCOTLND GRP PLC(UNGTD 4.519%/VAR 06/25/20	Corporate Bond 4.519% 6/25/24	**	1,962
	ROYAL BANK OF CANADA 1.15% 06/10/2025	Corporate Bond 1.15% 6/10/25	**	1,328
	S&P GLOBAL INC 2.45% 03/01/2027 144A	Corporate Bond 2.45% 3/01/27	**	1,491
	SSM HEALTH CARE CORP 3.688% 06/01/2023	Corporate Bond 3.688% 6/01/23	**	913
	SREIT TR 2021-MFP 1ML+73.08 11/15/2038 144A	Mortgage Backed Security 5.05% 11/15/38	**	775
	SANTANDER HLDGS USA INC 2.49%/VAR 01/06/2028	Corporate Bond 2.49% 1/06/28	**	488
	SANTANDER RETAIL AUTO LEASE TR 2020-B 0.57% 04/22/24	Mortgage Backed Security 0.57% 4/22/24	**	1,507
	SANTANDER RETAIL AUTO LEASE TR 2021-A 0.51% 07/22/24	Mortgage Backed Security 0.51% 7/22/24	**	1,089
	SEMPRA ENERGY 3.3% 04/01/2025	Corporate Bond 3.30% 4/01/25	**	695
	7 ELEVEN INC 0.95% 02/10/2026 144A	Corporate Bond 0.95% 2/10/26	**	534
	7 ELEVEN INC 1.3% 02/10/2028 144A	Corporate Bond 1.30% 2/10/28	**	633
	SIEMENS FINANCIERINGSMAATSCHAPPIJ NV 0.65% 03/11/24	Corporate Bond 0.65% 3/11/24	**	1,240
	SIEMENS FINANCIERINGSMAATSCHAPPIJ NV 1.2% 03/11/2026	Corporate Bond 1.20% 3/11/26	**	1,232
	SIMON PROPERTY GROUP LP 2.75% 06/01/2023	Corporate Bond 2.75% 6/01/23	**	1,051
	SOCIETE GENERALE FRANCE 2.625% 10/16/2024 144A	Corporate Bond 2.625% 10/16/24	**	303
	SOCIETE GENERALE FRANCE 1.488%/VAR 12/14/2026 144A	Corporate Bond 1.488% 12/14/26	**	981
	SOCIETE GENERALE FRANCE 1.792/VAR 06/09/2027 144A	Corporate Bond 1.792% 6/09/27	**	1,192
	SOCIETE GENERALE FRANCE 2.797%/VAR 01/19/2028 144A	Corporate Bond 2.797% 1/19/28	**	1,686
	SOUTHERN COMPANY 0.6% 02/26/2024	Corporate Bond 0.60% 2/26/24	**	742
	State St BK & TR Co Boston	Synthetic GIC - 1.722% (fair value to contract value)	**	3,458
	STATE STREET CORP 2.901%/VAR 03/30/2026	Corporate Bond 2.901% 3/30/26	**	74
	SUMITOMO MITSUI FINL GRP INC 0.508% 01/12/2024	Corporate Bond 0.508% 1/12/24	**	197
	SUMITOMO MITSUI FINL GRP INC 1.402% 09/17/2026	Corporate Bond 1.402% 9/17/26	**	1,750
	TORONTO DOMINION BANK 2.8% 03/10/2027	Corporate Bond 2.80% 3/10/27	**	1,499

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Transamerica Premier Life	Synthetic GIC - 1.722% (fair value to contract value)	**	6,314
	TRUIST FINANCIAL CORP 4.26%/VAR 07/28/2026	Corporate Bond 4.26% 7/28/26	**	1,451
	UBS GROUP AG 1.008%/VAR 07/30/2024 144A	Corporate Bond 1.008% 7/30/24	**	1,070
	UBS AG LON BRANCH 1.375% 01/13/2025 144A	Corporate Bond 1.375% 1/13/25	**	1,290
	USAA CAPITAL CORP 1.5% 05/01/2023 144A	Corporate Bond 1.50% 5/01/23	**	271
	US BANCORP DEL 1.45% 05/12/2025	Corporate Bond 1.45% 5/12/25	**	1,524
	UST NOTES 1.375% 08/31/2023	Government Bond 1.375% 8/31/23	**	983
	UST NOTES 2.375% 08/15/2024	Government Bond 2.375% 8/15/24	**	27,015
	UST NOTES 0.375% 04/30/2025	Government Bond 0.375% 4/30/25	**	8,255
	UST NOTES 0.75% 03/31/2026	Government Bond 0.75% 3/31/26	**	62,091
	UST NOTES 0.25% 05/15/2024	Government Bond 0.25% 5/15/24	**	1,023
	UST NOTES 0.625% 07/31/2026	Government Bond 0.625% 7/31/26	**	17,382
	UST NOTES 0.625% 10/15/2024	Government Bond 0.625% 10/15/24	**	9,820
	UST NOTES 1.25% 12/31/2026	Government Bond 1.25% 12/31/26	**	9,213
	UST NOTES 1.125% 01/15/2025	Government Bond 1.125% 1/15/25	**	14,181
	UST NOTES 2.75% 04/30/2027	Government Bond 2.75% 4/30/27	**	26,825
	UST NOTES 2.625% 05/31/2027	Government Bond 2.625% 5/31/27	**	4,746
	UST NOTES 3% 06/30/2024	Government Bond 3.00% 6/30/24	**	10,742
	UST NOTES 2.75% 07/31/2027	Government Bond 2.75% 7/31/27	**	3,900
	UST NOTES 3.125% 08/15/2025	Government Bond 3.125% 8/15/25	**	6,750
	UST NOTES 3.5% 09/15/2025	Government Bond 3.50% 9/15/25	**	26,377
	UST NOTES 4.125% 09/30/2027	Government Bond 4.125% 9/30/27	**	7,916
	UST NOTES 4.125% 10/31/2027	Government Bond 4.125% 10/31/27	**	18,968
	UST NOTES 4.125% 11/15/2032	Government Bond 4.125% 11/15/32	**	1,128
	UST NOTES 4.5% 11/30/2024	Government Bond 4.50% 11/30/24	**	8,032
	UST NOTES 3.875% 11/30/2029	Government Bond 3.875% 11/30/29	**	1,096
	UST NOTES 3.875% 11/30/2027	Government Bond 3.875% 11/30/27	**	21,131
	UST NOTES 4% 12/15/2025	Government Bond 4.00% 12/15/25	**	9,936
	UNITEDHEALTH GROUP INC 3.7% 05/15/2027	Corporate Bond 3.70% 5/15/27	**	1,290
	VENTAS RLTY LTD PARTNERSHIP 3.5% 04/15/2024	Corporate Bond 3.50% 4/15/24	**	657
	VENTAS RLTY LTD PARTNERSHIP 2.65% 01/15/2025	Corporate Bond 2.65% 1/15/25	**	1,005
	VERIZON COMMUNICATIONS INC 1.45% 03/20/2026	Corporate Bond 1.45% 3/20/26	**	553
	VERIZON MASTER TRUST 2021-1 A 0.5% 05/20/2027	Mortgage Backed Security 0.50% 5/20/27	**	1,445
	VERIZON MASTER TRUST 2021-1 A 0.99% 04/20/2028	Mortgage Backed Security 0.99% 4/20/28	**	2,135
	VERIZON MASTER TRUST 3.72% 07/20/2027	Mortgage Backed Security 3.72% 7/20/27	**	863
	VIRGINIA ELECTRIC AND POWER CO 3.75% 05/15/2027	Corporate Bond 3.75% 5/15/27	**	1,518
	VOLKSWAGEN GROUP AMER FIN LLC 1.25% 11/24/2025 144	Corporate Bond 1.25% 11/24/25	**	1,893

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2022
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	VOLKSWAGEN GROUP AMER FIN LLC 3.95% 06/06/2025 144	Corporate Bond 3.95% 6/06/25	**	726
	VOLKSWAGEN GROUP AMER FIN LLC 4.35% 06/08/2027 144	Corporate Bond 4.35% 6/08/27	**	673
	WFRBS COML MTG TR 2014-C20 ASB 3.638% 05/15/2047	Mortgage Backed Security 3.638% 5/15/47	**	114
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	Mortgage Backed Security 3.464% 9/15/57	**	570
	WFRBS COML MTG TR 2013-C16 A5 4.415% 09/15/2046	Mortgage Backed Security 4.415% 9/15/46	**	894
	WFRBS COML MTG TR 2013-C16 3.963% 09/15/2046	Mortgage Backed Security 3.963% 9/15/46	**	42
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	Mortgage Backed Security 3.636% 10/15/57	**	191
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	Mortgage Backed Security 3.278% 2/15/48	**	412
	WELLS FARGO & CO NEW 2.164%/VAR 02/11/2026	Corporate Bond 2.164% 2/11/26	**	1,731
	WELLS FARGO & CO NEW 2.188/VAR 04/30/2026	Corporate Bond 2.188% 4/30/26	**	1,028
	WELLS FARGO & CO NEW 1.654%/VAR 06/02/2024	Corporate Bond 1.654% 6/02/24	**	1,084
	WELLS FARGO & CO NEW 3.526%/VAR 03/24/2028	Corporate Bond 3.526% 3/24/28	**	890
	WELLS FARGO & CO NEW 4.808%/VAR 07/25/2028	Corporate Bond 4.808% 7/25/28	**	1,397
	WELLTOWER OP 3.625% 03/15/2024	Corporate Bond 3.625% 3/15/24	**	1,167
	Sub-total Managed Income Funds			704,879
	Self-Directed Brokerage Account	Various shares	**	103,729
	Total Investment Assets			$3,034,595
*	Participant Loans	Interest rates ranging 4.25% - 7.25% with maturity dates through December 2027		$45,943
* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 22, 2023	By: /s/Michelle R. Stewart
Michelle R. Stewart
Vice President, Chief Accounting Officer and Corporate Controller, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of ArmaninoLLP Independent Registered Public Accounting Firm	35